THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

January 13, 2011

VIA EDGAR

Mr. Vincent Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund
File No. 811-03445; S000005158

Dear Mr. Di Stefano:

On behalf of The Merger Fund (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on January 10, 2011 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s Form N-1A filed on November 29, 2010.  The Fund’s responses to the Staff’s comments are set forth below.

Summary Section of Prospectus

Staff Comment 1: State under Principal Investment Strategies that the Fund has a high portfolio turnover rate.  Include the Fund’s high portfolio turnover rate as a Principal Risk or explain why it is not a Principal Risk.

RESPONSE:

Supplementally, the Fund notes that merger arbitrage is an investment strategy that involves holding securities only until the completion of a publicly announced merger, takeover, tender offer, leveraged buyout, spin-off, liquidation or other corporate reorganization.  The Fund’s average holding period is three to five months, roughly the amount of time it takes for most deals to be completed.

The Fund respectfully disagrees that it is required to state under Principal Investment Strategies that it has a high portfolio turnover rate.  The Fund’s already discloses under Portfolio Turnover: “A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 191.62% of the average value of its portfolio.”

The Fund believes that its portfolio turnover rate is not a Principal Risk because it is not reasonably likely to adversely affect the Fund’s net asset value, yield or total return.

Staff Comment 2: Given the Fund’s name, why are investments in corporate reorganizations other than mergers appropriate to include in applying the 80% investment requirement under Rule 35d-1?

RESPONSE:

Supplementally, the Fund believes that investments in the common stock, preferred stock and, occasionally, warrants of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations are appropriate to include in applying the 80% investment requirement under Rule 35d-1 because (i) the Fund’s name is representative of the type of investments it makes; (ii) the term “merger” suggests a focus on merger arbitrage investments; (iii) all of the listed types of corporate reorganizations are consistent with a reasonable definition of merger arbitrage investments; (iv) the term “merger” is commonly used to refer to a range of merger and acquisition activity and (v) the Fund’s name is not likely to mislead investors about the Fund’s investments or risks.

Staff Comment 3: Under Principal Investment Strategies, the prospectus states “The Adviser believes that the Fund’s investment results should be less volatile than the returns typically associated with conventional equity investing.”  What is the basis for this statement, given the Fund’s high portfolio turnover rate?

RESPONSE:

Supplementally, the Fund notes that a high portfolio turnover rate is not correlated with volatility.  Having invested in more than 2,500 corporate reorganizations over three decades through an extraordinary range of market conditions, the Fund can demonstrate that its strategy has a low correlation to both equity and fixed income indices.

As discussed in the response to Staff Comment 1, merger arbitrage is an investment strategy that involves holding securities only until the completion of a publicly announced merger, takeover, tender offer, leveraged buyout, spin-off, liquidation or other corporate reorganization.  The Fund’s average holding period is three to five months, roughly the amount of time it takes for most deals to be completed.

The beta exposure of the Fund’s portfolio is controlled and managed with a goal of being market neutral, such as by hedging each investment’s exposure and market correlation at both the individual deal level and at the macro level.  The Fund’s beta has averaged less than 0.20 and its historic volatility, as measured by standard deviation, has been approximately one-third that of the overall market, as represented by the S&P 500.

Staff Comment 4: The Staff noted that if the Fund invests a material portion of its assets in foreign securities, this should be included under Principal Investment Strategies and as a Principal Risk.

RESPONSE:

Supplementally, the Fund noted that it invests in cross-border and international transactions when its investment adviser deems it appropriate.  However, investing in foreign securities is not a principal investment strategy because the Fund does not target foreign transactions.  Rather, investments are driven by attractive arbitrage opportunities, regardless of location.

Investing in foreign transactions is not a principal risk because the Fund always hedges all currency risk by making forward sales of the currency to be received in the transaction as of the anticipated closing date, and always converts foreign stock transactions back into U.S. dollar prices.

Staff Comment 5: Explain the market capitalization of deals in which the Fund invests.  Is risk affected by investing in deals with smaller market capitalizations or in less liquid securities?

RESPONSE:

Supplementally, the Fund notes that it typically invests in publicly announced deals in which the target company has a market capitalization of greater than $300 million.

Risk is not affected by investing in deals with smaller market capitalizations or in less liquid securities because the Fund sets exposure limits and proactively manages sector, industry, market and currency exposure; position concentration; size; and portfolio liquidity.  In general, the Fund holds liquid securities and could convert the majority of its portfolio to cash within five days with minimal economic detriment to the Fund.

Staff Comment 6: Describe how the Fund’s investment adviser decides what securities to buy and when to sell securities.

RESPONSE:

The Fund believes it satisfies the requirement to explain how the Fund’s adviser decides which securities to buy and sell.  We refer the Staff to page 5 of the prospectus: “In making investments for the Fund, the Adviser is guided by the following general principles: (1)  Securities are purchased only after a reorganization is announced or when one or more publicly disclosed events point toward the likelihood of some type of reorganization within a reasonable period of time; (2) Before an initial position is established, a preliminary analysis is made of the proposed transaction to determine the probability and timing of a successful completion.  A more detailed review then takes place before the position is enlarged; (3) In deciding whether or to what extent to invest in any given reorganization, the Adviser places particular emphasis on the credibility, strategic motivation and financial resources of the participants, and the liquidity of the securities involved in the transaction; (4) The risk-reward characteristics of each arbitrage position are assessed on an ongoing basis, and the Fund’s holdings may be adjusted accordingly; (5) The Adviser attempts to invest in as many reorganizations, which the Adviser believes will be profitable opportunities, as can be effectively monitored in order to minimize the impact on the Fund of losses resulting from the termination of any given proposed transaction; and (6) The Adviser may invest the Fund’s assets in both negotiated, or “friendly,” reorganizations and non-negotiated, or “hostile,” takeover attempts, but in either case the Adviser’s primary consideration is the likelihood that the transaction will be successfully completed.  The Adviser generally holds securities until completion of the reorganization; however, the Adviser may sell securities sooner if the risk/reward ratio is no longer favorable.”

Staff Comment 7: Under Portfolio Managers, conform the disclosure to omit information that is not required by Item 5(b) of Form N-1A.

RESPONSE:

The Fund will revise the disclosure under Portfolio Managers as follows:

Portfolio Managers:  Mr. Roy Behren has served as a portfolio manager of the Fund since January 2007.  Mr. Behren is Co-Manager and Co-President of the Adviser and Co-President, Treasurer and a Trustee of the Fund.  Mr. Michael T. Shannon has served as a portfolio manager of the Fund since January 2007.  Mr. Shannon is Co-Manager and Co-President of the Adviser and Co-President of the Fund.

Staff Comment 8: Under Purchase and Sale of Fund Shares, conform the disclosure to omit information that is not required by Item 6 of Form N-1A.

RESPONSE:

The Fund will revise the disclosure under Purchase and Sale of Fund Shares as follows:

Purchase and Sale of Fund Shares:  In general, the Fund’s minimum initial investment requirement for individuals, IRAs, corporations, partnerships or trusts is $2,000.  There is no minimum investment requirement for qualified retirement plans or investments that are made through omnibus accounts.  There is no minimum investment requirement for subsequent investments.  The Fund’s shares are redeemable.  You may receive redemption proceeds by electronic bank transfer or by check.  You generally buy and redeem shares at the Fund’s next-determined net asset value (NAV) after the Fund receives your application in proper order, which means that the Fund has received your fully and properly completed application accompanied by payment.  NAVs are determined only on days when the NYSE is open for regular trading.

Staff Comment 9: Under Tax Information, conform the disclosure to omit information that is not required by Item 7 of Form N-1A.

RESPONSE:

The Fund will revise the disclosure under Tax Information as follows:

Tax Information:  Any distributions the Fund makes generally will consist primarily of short-term capital gains, which are taxable as ordinary income, unless an investment in the Fund is through a tax-exempt account or plan, such as an IRA or qualified retirement plan.

Principal Investment Objectives and Policies

Staff Comment 10: Remove “The Fund’s investment adviser is Westchester Capital Management, LLC” from Principal Investment Objectives and Policies.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 11: The prospectus states “Depending upon the level of merger activity and in attempting to respond to adverse market, economic, political or other conditions, the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies.”  Is lack of merger activity cause to take a defensive position?  What are normal circumstances of the Fund as it relates to merger arbitrage?  At what point does the level of merger activity allow the Fund to diverge from its 80% investment requirement?

RESPONSE:

Supplementally, the Fund notes that a significant lack of merger activity would be cause take a defensive position.  During periods of reduced merger activity, if the Fund were presented with an insufficient number of investment opportunities from which to choose or if the Fund were unable to find investments that offered an attractive risk-reward profile, the Fund would hold more cash.  The Fund’s investment adviser would not look to incorporate other investment strategies, increase average position sizes or compromise its deal-selection criteria.  Nor would the Fund’s investment adviser fundamentally change an investment approach which has served the Fund and its shareholders well for over 20 years.

Staff Comment 12: The prospectus states “Except as otherwise stated, the Fund’s other investment objectives and policies are not fundamental and may be changed without obtaining approval by the Fund’s shareholders.”  If this includes the 80% policy, add a statement that the Fund has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in the 80% policy.

RESPONSE:

We refer the Staff to page 1 of the prospectus:  “Under normal market conditions, the Fund invests at least 80% of its total assets principally in the equity securities of companies which are involved in publicly announced mergers, takeovers and other corporate reorganizations (“merger-arbitrage investments”).  The Fund will not change this objective without providing shareholders with 60 days’ advance written notice.”

Staff Comment 13: The prospectus states “The Fund engages in active trading and may invest a portion of its assets to seek short-term capital appreciation.”  This statement should be included in the summary.

RESPONSE:

Instruction 7 to Item 9 of Form N-1A requires the Fund to disclose whether it may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies, which the Fund has done on page 6 of the prospectus.  The Fund does not believe this statement should be included in the summary since engaging in active trading and investing a portion of its assets to seek short-term capital appreciation is not a principal investment strategy or a principal risk.  The Fund believes that its principal investment strategy is, under normal market conditions, to invest at least 80% of its total assets principally in the common stock, preferred stock and, occasionally, warrants of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.  The Fund believes that its principal risk is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized.

Risk Factors

Staff Comment 14: Include each of non-diversification; leverage through borrowing; short sales and put and call options; and investments in foreign securities as a Principal Risk in the summary, or explain why each of these is not a Principal Risk.

RESPONSE:

Because merger arbitrage is an investment strategy that by its nature is not closely correlated with the market, the Fund believes that the only principal risk associated with the Fund’s merger-arbitrage investments is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized.  With rare exceptions, the Fund realizes a profit when a reorganization is completed.  The Fund notes that over its more than 20-year history, virtually all of the risk of loss to the Fund has been due to the renegotiation or termination of pending transactions.

The Fund believes that non-diversification; leverage through borrowing; short sales and put and call options; and investments in foreign securities are not material or principal risks.

To mitigate market-related risk in stock-for-stock mergers with fixed-exchange ratios, the Fund sells short the acquiring company’s shares or otherwise hedges the position through the use of a variety of derivatives.  To mitigate the risk of a broken deal, the Fund carefully researches and sizes potential investment opportunities accordingly and maintains a well-diversified portfolio of approximately 40-65 names.

The Fund typically does not use leverage.

As noted in the response to Staff Comment 4, investing in foreign securities is not a principal risk because the Fund always hedges all currency risk by making forward sales of the currency to be received in the transaction as of the anticipated closing date, and always converts foreign stock transactions back into U.S. dollar prices.

Staff Comment 15: Remove the list of investment restrictions from the prospectus since it belongs only in the Fund’s Statement of Additional Information.

RESPONSE:

The Fund will comply with this comment.

How to Purchase Shares

Staff Comment 16: The prospectus states “Shares purchased through authorized broker-dealers will be purchased at the net asset value per share next calculated after receipt of purchase orders by the broker-dealer and accepted by the Fund.”  What does “accepted by the Fund” mean?  It should be sufficient that the broker-dealer, acting as agent of the Fund, receives the purchase order.

RESPONSE:

The Fund will delete “and accepted by the Fund.”

Financial Highlights

Staff Comment 17: Footnote 6 to the Financial Highlights states “The numerator for the portfolio turnover rate includes the lesser of purchases or sales (excluding short positions).”  Why is it the lesser of purchases or sales?

RESPONSE:

It is the lesser of purchases or sales because Instruction 4(d)(i) to Item 13 of Form N-1A states “Calculate the Portfolio Turnover Rate as follows: (i) Divide the lesser of amounts of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year.  Calculate the monthly average by totaling the values of portfolio securities as of the beginning and end of the first month of the fiscal year and as of the end of each of the succeeding 11 months and dividing the sum by 13.”

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bruce Rubin
Bruce Rubin
Vice President and Chief Compliance Officer